Exhibit 1

For Immediate Release

BCE reports results of Series AG and AH preferred share conversions

MONTRÉAL, April 22, 2021 – BCE Inc. (TSX, NYSE: BCE) today announced that 105,430 of its 4,984,851 fixed-rate Cumulative Redeemable First Preferred Shares, Series AG (“Series AG Preferred Shares”) have been tendered for conversion on May 1, 2021, on a one-for-one basis, into floating-rate Cumulative Redeemable First Preferred Shares, Series AH (“Series AH Preferred Shares”). In addition, 4,100,109 of its 9,012,249 Series AH Preferred Shares have been tendered for conversion on May 1, 2021, on a one-for-one basis, into Series AG Preferred Shares. Consequently, on May 1, 2021, BCE will have 8,979,530 Series AG Preferred Shares and 5,017,570 Series AH Preferred Shares issued and outstanding. The Series AG Preferred Shares and the Series AH Preferred Shares will continue to be listed on the Toronto Stock Exchange under the symbols BCE.PR.G and BCE.PR.H, respectively.

The Series AG Preferred Shares will pay on a quarterly basis, for the five-year period beginning on May 1, 2021, as and when declared by the Board of Directors of BCE, a fixed cash dividend based on an annual fixed dividend rate of 3.37%.

The Series AH Preferred Shares will continue to pay a monthly floating adjustable cash dividend for the five-year period beginning on May 1, 2021, as and when declared by the Board of Directors of BCE. The monthly floating adjustable dividend for any particular month will continue to be calculated based on the prime rate for such month and using the Designated Percentage for such month representing the sum of an adjustment factor (based on the market price of the Series AH Preferred Shares in the preceding month) and the Designated Percentage for the preceding month.

About BCE

BCE is Canada’s largest communications company, providing advanced Bell broadband wireless, TV, Internet and business communications services alongside the country’s premier content creation and media assets from Bell Media. To learn more, please visit Bell.ca or BCE.ca.

Bell supports the social and economic prosperity of our communities with a commitment to the highest environmental, social and governance (ESG) standards. We measure our progress in increasing environmental sustainability, achieving a diverse and inclusive workplace, leading data governance and protection, and building stronger and healthier communities. This includes confronting the challenge of mental illness with the Bell Let’s Talk initiative, which drives mental health awareness and action with programs like the annual Bell Let’s Talk Day and Bell funding for community care, research and workplace programs nationwide all year round.

Media inquiries:

Marie-Eve Francoeur

514-391-5263

marie-eve.francoeur@bell.ca

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Investor Relations

1-800-339-6353

investor.relations@bell.ca